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Exhibit 21

Subsidiaries of Alliant Techsystems Inc.
as of March 31, 2008

        All subsidiaries listed below are 100% owned except where noted.

Subsidiaries	State of Incorporation or Organization
• ATK Commercial Ammunition Holdings Company Inc.	Delaware
• ATK Commercial Ammunition Company Inc.	Delaware
• Federal Cartridge Company	Minnesota
• Ammunition Accessories Inc.	Delaware
• ATK Launch Systems Inc.	Delaware
• Micro Craft Inc.	Minnesota
• ATK Space Systems Inc.	Delaware
• Swales & Associates, Inc.	Delaware
• COI Ceramics, Inc. (59% ownership)	California
• ATK Insurance Company	Vermont

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  Exhibit 21
Subsidiaries of Alliant Techsystems Inc. as of March 31, 2008